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13010905

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
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SEC FILE NUMBER
8- 00220

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING___01/01/12___ AND ENDING___12/31/12___
           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Russell Implementation Services Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 Second Avenue, 18th Floor
_____(No. and Street)_____

Seattle   Washington   98101
  (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
 Crista Dumais   (206) 505-4580
                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
_____(Name – *if individual, state last, first, middle name*)_____

1420 Fifth Avenue, Suite 1900 Seattle   Washington   98101
  (Address)   (City)

CHECK ONE:

 [X] Certified Public Accountant

 ☐ Public Accountant

 ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 20 2013
13 **REGISTRATIONS BRANCH**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

3/7/13

OATH OR AFFIRMATION

I, __Crista S. Dumais__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Russell Implementation Services, Inc.__ , as of __December 31__ , 20 __12__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

_____

_____

_____

_____

Signature

Financial & Operations Principal

Title

Mary G. Kilgrove
Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Russell Implementation Services Inc.

Statement of Financial Condition
December 31, 2012

Russell Implementation Services Inc.
Index
December 31, 2012

	Page(s)
Report of Independent Auditors	1–2
Financial Statement	
Statement of Financial Condition	3
Notes to Financial Statement	4–13



Report of Independent Auditors

To the Board of Directors and Stockholder of
Russell Implementation Services Inc.

We have audited the accompanying statement of financial condition of Russell Implementation Services Inc. (the "Company") as of December 31, 2012.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

PricewaterhouseCoopers LLP, 1420 Fifth Avenue, Suite 1900, Seattle, WA 98101-4043
T: (206) 398 3000, F: (206) 398 3100, www.pwc.com/us



pwc

Opinion

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Russell Implementation Services Inc. at December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

Seattle, Washington
February 15, 2013

2

Russell Implementation Services Inc.
Statement of Financial Condition
December 31, 2012

Assets

Cash and cash equivalents	$ 14,308,269
Cash segregated under federal regulations	8,771,160
Securities commissions receivable, net	8,792,026
Fees receivable	6,921,309
Prepayments for customer research services credits	222,915
Prepaid expenses and other	172,750
Due from affiliates	827,901
Fixed assets, net	1,891,473
Deferred income taxes, net	367,474
Total assets	$ 42,275,277

Liabilities and Stockholder's Equity

Liabilities

Commission credits payable to customers	$ 6,329,209
Accrued expenses	475,900
Payable to brokers and subadvisors	649,365
Due to affiliates	1,782,870
Taxes payable	395,847
Incentive compensation liabilities	1,012,086
Other liabilities	64,141
Total liabilities	10,709,418

Guarantees and contingencies (Notes 8 and 9)

Stockholder's equity

Common stock, par value $0.10 per share; 500,000 shares authorized; 247,800 shares issued and outstanding	24,780
Additional paid-in capital	22,252,020
Retained earnings	9,289,059
Total stockholder's equity	31,565,859
Total liabilities and stockholder's equity	$ 42,275,277

The accompanying notes are an integral part of this financial statement.

Russell Implementation Services Inc.
Notes to Financial Statement
December 31, 2012

1. **Nature of Business and Summary of Significant Accounting Policies**

   Nature of Business
   Russell Implementation Services Inc. (the "Company"), is a wholly owned subsidiary of Frank Russell Company ("Russell"), both of which are part of Russell Investments, the marketing name used to represent Russell and its global subsidiaries. The Northwestern Mutual Life Insurance Company ("NML") owns substantially all of the outstanding shares of Russell.

   The Company, a broker-dealer registered pursuant to the Securities Exchange Act of 1934, is a member of the Financial Industry Regulatory Authority ("FINRA"), and is an investment advisor registered pursuant to the Investment Advisors Act of 1940. The Company acts as an introducing broker and clears trades through a network of domestic and international clearing broker-dealers. The Company clears all transactions on behalf of customers on a fully disclosed basis with these clearing broker-dealers. The clearing broker-dealers carry all of the accounts of the customers and maintain and preserve all related books and records as are customarily kept by a clearing broker-dealer.

   Use of Estimates
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates are inherent in the preparation of the financial statements. Actual results could differ materially from those estimates.

   Cash and Cash Equivalents and Cash Segregated Under Federal Regulations
   The Company considers all money market funds and instruments with original maturities of three months or less at the purchase date as cash equivalents. Segregated cash is kept in a special account for the exclusive benefit of the Company's customers under Securities and Exchange Commission ("SEC") Rule 15c3-3. Cash is held at one financial institution in excess of Federal Deposit Insurance Corporation ("FDIC") limits.

   Deferred Research Services Credits and Prepayments for Customer Research Services Credits
   Commission credits for certain customers include analytical services and products to be provided by nonaffiliated and affiliated companies. The balance of deferred research services credits was $31,425 at December 31, 2012. When the analytical services and products are delivered to a client, their value reduces the client's deferred research services credits. In certain cases, the client has received analytical products or services in excess of deferred research service credits available for use. These amounts have been recorded by the Company as prepayments for customer research services credits and will be offset by future commission credits.

   Fixed Assets
   Fixed assets are reported at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method based on estimated useful lives ranging from three to seven years. Furniture and equipment are depreciated over estimated useful lives ranging from three to seven years. Capitalized software includes purchased and internally developed software. Purchased software is amortized over three years using the straight-line method. Internally developed software represents internal and external costs incurred to develop internal use software during the application development stage. Once the internal use software is ready for its intended use, the accumulated development costs are amortized over three years using the straight-line

method. Leasehold improvements are amortized over the shorter of their estimated useful lives or the remaining life of the lease. When fixed assets are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the respective accounts and the resulting gains or losses are included in income from operations. Repair and maintenance costs are expensed as incurred.

Fair Value Measurements
In accordance with the authoritative guidance on fair value measurements and disclosures under GAAP, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The fair value disclosure framework prioritizes and ranks the level of market price observability used in measuring assets and liabilities at fair value into three broad levels. In some instances, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics and other factors. The level in the fair value hierarchy within which the fair value measurement in its entirety falls shall be determined based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. The categorization within the hierarchy is based upon the pricing transparency of the financial asset or liability and does not necessarily correspond to the Company's perceived risk or liquidity.

Stock-Based Compensation
Russell has a Long-term Equity-Based Incentive Plan ("LTIP") covering eligible employees of the Company, as more fully described in Note 5. Equity-classified awards are measured at fair value as of the grant dates or modification dates and the resulting cost is recognized in the statement of income over the period from the date of grant to the date when the award is no longer contingent upon the employee providing additional service (the required service period). For awards that vest upon retirement, the required service period does not extend beyond the date an employee is eligible for retirement. This situation can result in compensation expense being recognized over a period less than the stated vesting period. Liability-classified awards are remeasured to fair value at each balance sheet date until the award is settled.

Revenue Recognition
Securities commissions, generated entirely from agency brokerage transactions, are recognized as earned on a trade date basis. Investment management fee and other fee revenues are derived from services based generally on assets under management or the notional principles of transactions, and are recognized as earned. Amounts paid by the Company to subadvisors are recorded as an operating expense. Amounts paid by the Company to brokers who clear or execute trades under the direction of the Company in performance of transition management services are recorded as an operating expense, as the Company is the principle under the agreement with its clients. Amounts paid by the Company as a rebate to clients, primarily those clients receiving overlay services in conjunction with other services, are recorded as a reduction of other fee revenue.

The Company refunds a portion of commissions received from commission recapture services to its customers. Such commission credits are determined and recorded on a trade date basis as a reduction of securities commissions revenue. The aggregate amount of unused commission credits is reflected as commission credits payable to customers on the accompanying statement of financial condition.

Accounts are deemed past due based on payment terms. The Company writes off delinquent accounts to the extent and at the time they are deemed to not be recoverable. The allowance for uncollectible accounts was $535,590 at December 31, 2012. The Company recorded bad debt expense of $17,861 for the year ended December 31, 2012.

Income Taxes

Deferred income tax assets and liabilities are determined based upon differences between the financial statement and income tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The realization of deferred tax assets is based on historical tax positions and estimates of future taxable income. The Company evaluates both the positive and negative evidence that it believes is relevant in assessing whether it will realize the deferred tax assets. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized.

The Company files its federal tax return with NML as part of a consolidated group. The provision for federal income taxes is based on an allocation of the consolidated tax liability to the respective companies included in the consolidated group as if each company were filing on a separate return basis. Federal income taxes payable are recorded through and included in due to affiliates. The Company files a separate tax return in certain states. State income taxes payable are included in taxes payable.

The Company recognizes a tax benefit from an uncertain position only if it is more likely than not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authority's widely understood administrative practices and precedents. If this threshold is met, the Company measures the tax benefit as the largest amount that has a greater than 50% likelihood of being sustained.

Foreign Currency Transactions

The Company's reporting currency is the U.S. dollar. Foreign currency transaction gains and losses arise from payments of commission credits in currencies other than U.S. dollars. Gains and losses resulting from foreign currency transactions are included in other expense in the accompanying statement of income.

Financial Instruments With Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional investors. The Company introduces these transactions for clearance to other broker-dealers on a fully disclosed basis.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair customers' ability to deliver assets sufficient to settle their obligations for the original contracted amount. The agreements between the Company and its clearing brokers provide that the Company is obligated to assume any exposure related to such nonperformance by its customers. As the right to charge the Company has no maximum amount and applies to all trades executed through its clearing brokers, the Company believes there is no maximum amount assignable to this right. At December 31, 2012, the Company has recorded no liabilities with regard to the right. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors its risk on these transactions on both an individual and group basis.

Gain/Loss Due to Service Errors

In the conduct of the Company's business, occasional operational errors occur that impact customer accounts. These errors are infrequent and are not predictable in the normal conduct of business operations. Upon the determination that an error has occurred, the Company's policy is to adjust the impacted customer account immediately when quantifiable and record the related loss as an expense in the statement of income. Gains are either returned to the customer or recorded as other income in the accompanying statement of income if retained by the Company.

2.   Fixed Assets

Fixed assets consisted of the following balances at December 31, 2012:

Software	$ 9,313,547
Furniture and equipment	11,144
	9,324,691
Accumulated depreciation and amortization	(7,584,886)
Work in progress	151,668
	$ 1,891,473

Depreciation and amortization expense related to fixed assets was $883,275 for the year ended December 31, 2012.

3.   Assets and Liabilities Measured at Fair Value on a Recurring Basis

The Company carries at fair value on a recurring basis in the statement of financial condition certain investments of money market mutual funds. The Company measures the fair value of its money market mutual funds using a market approach that uses published net asset value per share.

Assets and liabilities measured and reported at fair value are classified and disclosed in one of the following categories based on the lowest level of input that is significant to the fair value measurement in its entirety:

Level 1   Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. Investments included in this category include the money market mutual funds.

Level 2   Inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

Level 3   Inputs are unobservable inputs for the asset or liability. Unobservable inputs shall be used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. The inputs into the determination of fair value require significant management judgment or estimation. Assumptions used by the Company due to the lack of observable inputs may significantly impact the resulting fair value and therefore the Company's results of operations.

Russell Implementation Services Inc.
Notes to Financial Statement
December 31, 2012

Fair Value Tabular Disclosures

The following table summarizes the valuation of the Company's assets measured at fair value on a recurring basis using the fair value hierarchy levels as of December 31, 2012:

	Level 1	Level 2	Level 3	Total
Assets				
Money market mutual funds	$ 14,308,269	$ -	$ -	$ 14,308,269

4.   Current and Deferred Income Taxes

The tax effects of temporary differences that gave rise to the net deferred income tax assets as of December 31, 2012 are presented below:

Deferred income tax assets	
Accrued long-term incentive plan	$ 966,000
Allowance for doubtful accounts	192,966
Other	21,601
Total deferred income tax assets	1,180,567
Deferred income tax liabilities	
Securities commission revenue	186,634
Depreciation of fixed assets	626,459
Total deferred income tax liabilities	813,093
Total deferred income tax assets, net	$ 367,474

Income taxes payable to Russell as of December 31, 2012 are $92,000 and are included in due to affiliates.

As of December 31, 2012, the Company has $32,716 of gross unrecognized tax benefits.

The Company recognizes interest and penalties on amounts due to tax authorities as a component of income tax expense. The net reversal of interest expense and penalties recorded for the year ended December 31, 2012 was $1,458, before benefit of federal tax deduction.

The Company is included in the U.S. federal income tax return filing with NML as part of its consolidated group. NML is currently under routine audit by the IRS for years ended December 31, 2008 through 2011. The Company does not believe it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within the next 12 months.

The Company files tax returns, either on a separate return basis, or as part of Russell's unitary or combined group, in certain states. The Company remains subject to examination by these state jurisdictions for certain years prior to and including 2008.

Russell Implementation Services Inc.
Notes to Financial Statement
December 31, 2012

5. **Employee Compensation Arrangements**

LTIP
The Company participates in the Russell LTIP covering eligible employees. The LTIP provides for the award of stock options, restricted stock units ("RSU"), stock appreciation rights ("SAR") and Russell participation units ("RPU") in Russell's common stock. The maximum number of shares of Russell's common stock that are issuable, or were issued and are outstanding, pursuant to awards under the LTIP or IPP may not, at any time, a) represent 20% or more of the value or voting power of all the issued and outstanding common stock at such time, or b) exceed 50,000,000 shares of common stock. Awards that are canceled, forfeited, terminated or otherwise settled by the holder or by Russell are then available for award under the LTIP, subject to the above limitations.

Stock options generally vest over three or four years in equal installments. Stock options generally expire five to seven years from the date of grant. RSU awards generally vest in three or four years in equal installments or cliff vesting. At the date of vesting, RSUs are exchanged for shares of nonvoting common stock of Russell at which time employees may elect to have shares withheld for income taxes. SAR awards generally vest over three years in equal annual installments. SAR awards generally expire five years from the date of grant. RPU awards to employees generally vest over four years in equal annual installments. Certain awards will vest earlier upon employee's retirement eligibility.

For a period during the first quarter of each fiscal year ("Annual Put Window"), holders of awards have the right to require Russell to repurchase ("put") vested awards or shares based on the then-current per share fair value of Russell's common stock, subject to a limit of 50% of the cumulative number of awards a participant has acquired under the LTIP as well as certain other limits. Additionally, holders of vested stock options have the right to exercise such awards during two semi-annual exercise windows. Holders of common stock received upon exercise of options or vesting of RSUs must hold the awards for at least six months and one day before they have the right to put shares to the Company. Upon repurchase by the Company, the shares of common stock are cancelled. Except in case of termination, generally holders of SARs are not eligible to participate in the Annual Put Window until they are 100% vested in their SAR award. Except in the case of termination, RPU award holders receive a cash payment for each RPU equal to the fair market value of one share of common stock on the settlement date, generally four years from the date of grant.

Russell estimates the fair value of stock option and SAR awards using the Black-Scholes option pricing model, which requires, among other inputs, an estimate of the fair value of Russell's common stock on the date of grant and the expected volatility of the common stock over the expected term of the related grants. Stock options are granted with an exercise price equal to the per share fair value of Russell's common stock at the date of grant. Russell determined that it was not practicable to calculate the volatility of its share price since its securities are not publicly traded and therefore, there is no readily determinable market value for its stock. Therefore, Russell estimates its expected volatility based on reported market value data for a group of publicly traded companies, which it selects from certain market indices, that Russell believes are relatively comparable after consideration of their size, stage of lifecycle, profitability, growth and risk and return on investment. Russell uses the average expected volatility rates reported by the comparable group for the expected terms it estimates.

Russell Implementation Services Inc.
Notes to Financial Statement
December 31, 2012

The expected terms of the stock option and SAR awards are derived from the average midpoint between the vesting and contractual term. The risk-free rate for the expected term of the awards is based on the U.S. Treasury yield curve at the time of grant. The expected annual dividend yield is based on Russell's current dividend yield.

Russell has recorded expense on the straight-line method of attribution, net of expected forfeitures. The expense included in the Company's statement of income for the year ended December 31, 2012 has been reduced by an estimated forfeiture rate of 8% for equity-classified awards and 6% for liability-classified awards.

For the year ended December 31, 2012, the Company recorded stock-based compensation expense of $1,615,431 related to the LTIP. As of December 31, 2012, the Company's total unrecognized compensation cost related to non-vested awards is $3,530,683, which will be recognized over the weighted average remaining requisite service period of 1.78 years. The total deferred income tax benefit recognized in the Company's statement of income for stock based awards for the year ended December 31, 2012 was $257,514. In 2012, the Company did not realize any excess tax benefits from stock-based payment arrangements. The Company records a liability for the employer's portion of payroll taxes on stock-based compensation under the LTIP on the date of the event triggering the measurement and payment of the tax to the taxing authority.

Detail related to stock option and RSU activity under the LTIP, representing the Company's equity-classified awards, is as follows:

	Stock Options		
	Number of Shares Under Option	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)
Outstanding at January 1, 2012	439,255	$ 9.45	
Granted	224,449	6.80	
Forfeited	-	-	
Expired	(54,562)	15.12	
Exercised	-	-	
Transfers in	173,304	7.29	
Transfers out	(173,304)	7.29	
Outstanding at December 31, 2012	609,142	7.97	4.58
Exercisable at December 31, 2012	272,096	8.65	3.17
Vested and expected to vest at December 31, 2012	575,910	8.02	4.50

Russell Implementation Services Inc.
Notes to Financial Statement
December 31, 2012

| | Restricted Stock Units | |
	Number of Units	Weighted-Average Grant Date Fair Value
Outstanding at January 1, 2012	168,849	$ 7.83
Granted	149,633	6.80
Vested	(75,024)	6.90
Forfeited	-	-
Transfers in	78,498	7.57
Transfers out	(78,498)	7.57
Outstanding at December 31, 2012	243,458	7.49

The total fair value of RSUs vested during the year ended December 31, 2012 was $510,163. There were no stock options exercised during the year ended December 31, 2012. The weighted-average grant date fair value of stock options granted during the year ended December 31, 2012 was $2.77.

The fair value of employee stock option awards granted during the year ended December 31, 2012 was estimated using the Black-Scholes option pricing model with the following assumptions:

Risk-free rate	0.71 %
Expected term	4.52 years
Expected dividend yield	1.81 %
Expected volatility	56.90 %

Detail related to RPU activity under the LTIP, representing the Company's liability-classified awards, is as follows:

| | Russell Participation Units | |
	Number of Units	Weighted-Average Grant Date Fair Value
Nonvested at January 1, 2012	108,041	$ 9.01
Granted	204,862	6.80
Vested	(29,631)	9.01
Transfers in	10,517	9.01
Transfers out	(32,765)	7.30
Forfeited	(3,059)	6.80
Nonvested at December 31, 2012	257,965	7.50
Vested at December 31, 2012	27,141	9.01

There were no payments made to settle liability classified awards during the year ended December 31, 2012. As of December 31, 2012, the Company has an aggregate recorded liability of $1,012,086 related to its liability-classified awards outstanding under the LTIP, included within incentive compensation liabilities.

6.   **Benefit Plans**

Retirement Plan
The Company participates in the Russell defined contribution retirement plan (the "Plan") covering eligible employees. The Plan allows for contributions to be made out of the Company's net operating profits at the discretion of the Russell Board of Directors. Employees may also contribute a percentage of their compensation as defined by the Plan.

Discretionary Bonuses
The Company pays discretionary bonuses to its employees based on a percentage of Russell's consolidated operating income, as defined.

7.   **Related Party Transactions**

Under a joint purchasing agreement, Russell processes payments for the direct expenses of the Company. Under a joint paymaster agreement, Russell processes payroll transactions for the Company. Additionally, Russell allocates certain negotiated charges to the Company such as office space, equipment and insurance charges. The Company reimburses Russell monthly for these expenses. Amounts due and payable to Russell for these charges are $1,652,567 at December 31, 2012 and are included in due to affiliates.

Under an expense sharing agreement, certain corporate overhead charges, incurred by Russell on the Company's behalf are not allocated to the Company.

The Company acts as an introducing broker for clients of Russell and other affiliated companies. The clients may elect to pay their fees to Russell and other affiliates with commission credits received from the Company. Commission credits paid to Russell and affiliated companies for client fees totaled $434,214 for the year ended December 31, 2012. There are no amounts payable to Russell or affiliated companies for these fees at December 31, 2012.

During 2012, the Company affected transactions on behalf of affiliated companies, recording securities commissions revenue or investment management fee revenue from such transactions. Securities commissions revenue from these transactions totaled $15,731,975 and total fee-based revenue from affiliated companies was $1,084,546. There are no amounts receivable from these affiliated companies for these fees at December 31, 2012.

Russell and its subsidiaries follow a Transaction Allocation Methodology intended to conform to the relevant U.S. and local country tax laws and the Organization of Economic Cooperation and Development guidelines. Russell acts as the monthly settlement agent for any payments or disbursements among the participating members associated with the effects of the Transaction Allocation Methodology. The amount recorded as an intercompany charge for transfer pricing under the Transaction Allocation Methodology for the year ended December 31, 2012 was $1,533,547. The intercompany charge for transfer pricing is comprised of $12,527,119 of expenses allocated to the Company which were incurred by other affiliated entities offset by $10,993,572 allocated to the Company for services provided to other affiliated entities. The amount due to Russell at December 31, 2012 is $38,303 and is included in due to affiliates.

The Company has an agreement with a related party to perform sales and client support activities on behalf of the Company. Fees paid by the Company in connection with these services are recorded as sales and client service fees. For the year ended December 31, 2012, these fees were $16,157,571. There are no amounts payable to this related party for these fees at December 31, 2012.

8.   Guarantees

In the normal course of business, the Company enters into contracts that contain a variety of representations that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company expects the risk of loss to be remote.

9.   Contingencies

The Company has various claims and legal matters occurring in the normal course of business, which management, based upon the advice of legal counsel, does not expect to have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

10.   Subsequent Events

The Company has performed an evaluation of subsequent events through February 15, 2013, which is the date the financial statement was issued.

